November 2, 2007

Mail Stop 4561

Jeffrey T. Benton
President and Chief Executive Officer
DCB Financial Corp
110 Riverhead Ave.
Lewis Center, Ohio 43035
By U.S. Mail and facsimile to (740) 657-7901

Re: DCB Financial Corp
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 000-22387

Dear Mr. Benton:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006
Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page 75

1. We note the disclosure in paragraph 5 of Grant Thornton's report that in their opinion, DCB Financial Corp has maintained effective internal control over financial reporting as of December 31, 2005. Please revise to include their opinion as of December 31, 2006.

Certifications – Exhibit 31.1 and 31.2

2. We note that your certifications omit a portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) referring to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting. We also note that the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual. These certifications should be in the exact from as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Please revise your certifications to include the introductory language in paragraph 4 as well as language in paragraph 4(b) and to remove the title of the certifying individual.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief